Exhibit 99.28

PRESS RELEASE	June 8, 2020

Largo Resources Announces Results of its Annual and Special Meeting of Shareholders

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces voting results from its Annual and Special Meeting of Shareholders (the “Meeting”) held on Monday, June 8, 2020.

A total of 447,446,948 common shares of the Company were voted at the Meeting, representing 79.5% of the Company’s issued and outstanding common shares. Shareholders voted to approve all matters brought before the Meeting including the election of all director nominees, the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors for the ensuing year and the amended share compensation plan.

Detailed results of the votes on the election of directors are as follows:

Name of Director Nominee	Shares Voted For	%	Shares Withheld	%
Alberto Arias	331,636,192	80.34	81,165,694	19.66
Koko Yamamoto	317,315,284	76.87	95,486,602	23.13
David Brace	390,291,905	94.55	22,509,981	5.45
Jonathan Lee	344,831,583	83.53	67,970,303	16.47
Paulo Misk	410,327,944	99.40	2,473,942	0.60
Daniel Tellechea	387,515,984	93.87	25,285,902	6.13

For further detailed voting results on the Annual and Special Meeting of Shareholders, please refer to the Company’s Report of Voting Results filed on SEDAR at www.sedar.com.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
info@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.